FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

2 November 2015

HSBC Holdings plc – Earnings Release

HSBC Holdings plc (‘HSBC’) will be conducting a trading update conference call with analysts and investors today to coincide with the publication of its Earnings Release. The call will take place at 08.30am GMT. Details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investor-relations.

Table of contents

Highlights	4	Capital	15
Group Chief Executive’s comments	5	Risk-weighted assets	17
Fourth interim dividend	6	Leverage	22
Adjusted performance	6	Profit before tax by global business and
Financial performance commentary	8	geographical region	23
Capital and risk-weighted assets commentary	11	Summary information – global businesses	24
Goodwill	11	Summary information – geographical regions	29
Domicile	11	Appendix – selected information	34
Notes	12	Reconciliation of reported results to adjusted performance	34
Cautionary statement regarding forward-looking
statements	12	Gross loans and advances by industry sector and by geographical region	42
Summary consolidated income statement	13
Summary consolidated balance sheet	14

Terms and Abbreviations

2Q15	Second quarter of 2015
3Q14/3Q15	Third quarter of 2014/2015
9M14/9M15	Nine months to 30 September 2014/2015
AML	Anti-money laundering
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
CET1	Common equity tier 1
CMB	Commercial Banking, a global business
CML	Consumer and Mortgage Lending (US)
Costs to achieve	Transformation costs to deliver the cost reduction and productivity outcomes outlined in the Investor Update of June 2015
CRD IV	Capital Requirements Directive IV
DVA	Debit valuation adjustment
FCA	Financial Conduct Authority (UK)
FTEs	Full-time equivalent staff
GB&M	Global Banking and Markets, a global business
GPB	Global Private Banking, a global business
IFRSs	International Financial Reporting Standards
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in mainland China in which Hang Seng Bank Limited has a shareholding
IRB	Internal ratings-based
Jaws	The difference between the rate of growth of revenue and the rate of growth of costs
Legacy Credit
A portfolio of assets comprising Solitaire Funding Limited, securities investment conduits, asset-backed securities trading and correlation portfolios and derivative transactions entered into with monoline insurers

LICs	Loan impairment charges and other credit risk provisions
MENA	Middle East and North Africa
NCOA	Non-credit obligation assets
Own credit spread	Fair value movements on our long-term debt designated at fair value resulting from changes in credit spread
PBT	Profit before tax
PRA	Prudential Regulation Authority (UK)
Principal RBWM	RBWM excluding the effects of the US run-off portfolio
Revenue	Net operating income before LICs
RBWM	Retail Banking and Wealth Management, a global business
RoRWA
Pre-tax Return on Risk Weighted Assets is calculated using an average of RWAs at quarter-ends on a Basel 2.5 basis for all periods up to and including 31 December 2013 and a CRD IV end point basis from 1 January 2014

RWAs	Risk-weighted assets
STD	Standardised approach
$m/$bn	United States dollar millions/billions
VaR	Value at risk

Note to editors

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,100 offices in 72 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of $2,549bn at 30 September 2015, HSBC is one of the world’s largest banking and financial services organisations.

Highlights

3Q15 results (vs 3Q14)

•	Reported PBT up 32% in 3Q15 at $6,097m compared with $4,609m in 3Q14. This reflected the impact of a net favourable movement in significant items.

•	Adjusted PBT down 14% in 3Q15 at $5,512m compared with $6,424m in 3Q14.

•	Adjusted revenue down 4% in 3Q15 at $14,044m mainly in RBWM (insurance manufacturing) and GB&M (Credit, Rates and Foreign Exchange).

•	Adjusted operating expenses up 2% in 3Q15 at $8,583m in part reflecting investment in regulatory programmes and compliance.

•	Adjusted operating expenses down 4% from 2Q15, in part reflecting the initial impact of our cost savings initiatives.

9M15 results (vs 9M14)

•	Reported PBT up 16% for 9M15 at $19,725m compared with $16,949m for 9M14.

•	Adjusted PBT down 3% for 9M15 at $18,514m compared with $19,119m for 9M14.

•
Adjusted revenue up 2% for 9M15 at $44,816m compared with $44,141m for 9M14, driven by revenue growth in client-facing GB&M, principally in Equities and Foreign Exchange. Revenue also increased in CMB and Principal RBWM.

•	Adjusted operating expenses up 6% at $26,225m compared with $24,830m for 9M14, reflecting investment in growth, and regulatory programmes and compliance costs.

Dividends and capital

•
Earnings per ordinary share and dividends per ordinary share (in respect of the period) for 9M15 were $0.73 and $0.30, respectively, compared with $0.67 and $0.30 for 9M14. The third interim dividend was $0.10 per ordinary share.

•
Strong capital base with a CRD IV end point CET1 capital ratio of 11.8%, up from 11.6% at 30 June 2015. This was a result of continued capital generation together with reduced RWAs from the implementation of a broad range of RWA initiatives.

•	Leverage ratio remained strong at 5.0%.

	Nine months ended 30 September
	2015	2014	Change
	$m	$m	%
Financial highlights and key ratios
Reported PBT	19,725	16,949	16
Adjusted PBT	18,514	19,119	(3)
Return on average ordinary shareholders’ equity (annualised)	10.7%	9.5%
Adjusted jaws	(4.1)%

	At
	30 Sep 2015	30 Jun 2015	31 Dec 2014
	%	%	%
Capital and balance sheet
Common equity tier 1 ratio (end point)1	11.8	11.6	11.1
Common equity tier 1 ratio (transitional)1	11.8	11.6	10.9
Leverage ratio	5.0	4.9	4.8

	$m	$m	$m

Loans and advances to customers	927,428	953,985	974,660
Customer accounts	1,310,643	1,335,800	1,350,642
Risk-weighted assets	1,143,479	1,193,154	1,219,765

	$bn	$bn	$bn

Leverage exposure measure	2,899	2,957	2,953

1
From 1 January 2015 the CRD IV transitional CET1 and end point CET1 capital ratios became aligned for HSBC Holdings plc due to the recognition of unrealised gains on investment property and available-for-sale securities.

Group Chief Executive, Stuart Gulliver, commented:

Business performance

Our third quarter performance was resilient against a tough market backdrop.

Revenue was down compared to the third quarter of 2014.  In particular, the stock market correction in Asia affected Principal Retail Banking & Wealth Management, and revenue was also lower in Global Banking & Markets.

Despite slowing growth in the mainland Chinese economy and market volatility in Asia, there has been no visible impact on our Asian credit quality in 3Q15.

Our operating expenses were higher than the same period last year, as expected, although our cost programmes have started to gain traction. Our third quarter costs were lower than our second quarter costs.

Strategy execution

We have continued to implement the strategic actions we announced at our Investor Update in June.

Our targeted initiatives reduced risk-weighted assets by an additional $32bn, bringing the total reduction to $82bn since the start of the year. This means we are already nearly 30% of the way towards our targeted reduction of $290bn by the end of 2017. We remain focused on reducing our risk-weighted assets quickly and efficiently.

Our cost-reduction measures are beginning to have an impact on our cost base. There is more to achieve on costs and we expect the measures we have already taken to have a further impact in the fourth quarter. We also started a number of additional initiatives in the third quarter that will deliver savings before the end of the year.

Achieving our strategic targets remains our primary focus. We will provide a further update on our progress at our full-year results in February.

Fourth interim dividend

The proposed timetable for the fourth interim dividend is as follows:

Annual Report and Accounts 2015 announcement date	22 February 2016
ADSs quoted ex-dividend in New York	2 March 2016
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	3 March 2016
Dividend record date in London, Hong Kong, New York, Paris and Bermuda1	4 March 2016
Dividend payment date	20 April 2016

1	Removals to and from the Overseas Branch Register of shareholders in Hong Kong will not be permitted on this date.

Adjusted performance

Adjusted performance is computed by adjusting reported results for the period-on-period effects of foreign currency translation differences and significant items which distort period-on-period comparisons.

Foreign currency translation differences are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:

•	the income statements for prior periods at the average rates of exchange for 3Q 2015; and

•	the closing prior period balance sheets at the prevailing rates of exchange on 30 September 2015.

No adjustment has been made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

We use the term ‘significant items’ to collectively describe the group of individual adjustments which are excluded from reported results when arriving at adjusted performance. Significant items, which are detailed in the following table, are those items which management and investors would ordinarily identify and consider separately when assessing performance in order to better understand the underlying trends in the business.

We believe adjusted performance provides useful information for investors by aligning internal and external reporting, identifying and quantifying items management believe to be significant and providing insight into how management assesses period-on-period performance.

Reconciliation of reported to adjusted PBT

	Nine months ended 30 September		Quarter ended 30 September
	2015	2014	2015	2014
	$m	$m	$m	$m
Revenue	–		–
Reported	48,028	46,942	15,085	15,775
Currency translation		(3,746)		(1,404)
Significant items	(3,212)	945	(1,041)	330
– debit valuation adjustment (‘DVA’) on derivative contracts	(416)	278	(251)	123
– fair value movements on non-qualifying hedges	353	341	308	19
– (gain)/loss on sale of several tranches of real estate secured accounts in the US	–	(76)	17	(91)
– gain on sale of shareholding in Bank of Shanghai	–	(428)	–	–
– gain on the partial sale of shareholding in Industrial Bank	(1,372)	–	–	–
– impairment on our investment in Industrial Bank	–	271	–	271
– own credit spread	(1,775)	15	(1,125)	(200)
– (releases)/provisions arising from the ongoing review of compliance with the Consumer Credit Act in the UK	(2)	580	10	213
– (gain) and trading results from disposals and changes in ownership levels	–	(36)	–	(5)

Adjusted	44,816	44,141	14,044	14,701

Loan impairment charges and other credit risk provisions (‘LICs’)
Reported	(2,077)	(2,601)	(638)	(760)
Currency translation	–	466	–	205
Significant items	–	–	–	(2)
– trading results from disposals and changes in ownership levels	–	–	–	(2)

Adjusted	(2,077)	(2,135)	(638)	(557)

Operating expenses
Reported	(28,226)	(29,357)	(9,039)	(11,091)
Currency translation	–	2,474	–	997
Significant items	2,001	2,053	456	1,702
– Brazil disposal costs	54	–	54	–
– charge in relation to settlement agreement with Federal Housing Finance Authority	–	550	–	550
– costs to achieve1	165	–	165	–
– costs to establish UK ring-fenced bank2	28	–	28	–
– regulatory provisions in GPB	154	–	7	–
– restructuring and other related costs	117	150	–	68
– settlements and provisions in connection with legal matters	1,279	378	135	378
– UK customer redress programmes	204	935	67	701
– trading results from disposals and changes in ownership levels	–	40	–	5

Adjusted	(26,225)	(24,830)	(8,583)	(8,392)

Share of profit in associates and joint ventures
Reported	2,000	1,965	689	685

Currency translation	–	(22)	–	(13)

Adjusted	2,000	1,943	689	672

Profit before tax
Reported	19,725	16,949	6,097	4,609
Currency translation	–	(828)	–	(215)
Significant items	(1,211)	2,998	(585)	2,030
– revenue	(3,212)	945	(1,041)	330
– LICs	–	–	–	(2)
– operating expenses	2,001	2,053	456	1,702

Adjusted	18,514	19,119	5,512	6,424

1	Transformation cost to deliver the cost reduction and productivity outcomes outlined in the Investor Update of June 2015.
2	From 1 July 2015, costs to establish the UK ring-fenced bank have been classified as a significant item.

Adjusted PBT by global businesses and geographical regions

	Nine months ended 30 September		Quarter ended 30 September
	2015	2014	2015	2014
	$m	$m	$m	$m
By global business
Retail Banking and Wealth Management	5,309	5,878	1,498	2,103
Commercial Banking	6,814	6,796	2,239	2,203
Global Banking and Markets	7,474	6,849	2,047	2,020
Global Private Banking	409	557	88	208
Other	(1,492)	(961)	(360)	(110)

	18,514	19,119	5,512	6,424

By geographical region
Europe	3,726	4,628	969	1,718
Asia	11,477	11,085	3,488	3,648
Middle East and North Africa	1,251	1,452	352	479
North America	1,486	1,519	555	481
Latin America	574	435	148	98

	18,514	19,119	5,512	6,424

The tables on pages 34 to 41 reconcile reported to adjusted results for each of our geographical segments and global businesses.

Financial performance commentary

3Q15 compared with 3Q14

•
Reported PBT of $6.1bn for the third quarter of 2015 (‘3Q15’) was $1.5bn or 32% higher than in the same period in the prior year (‘3Q14’). This was mainly due to a net favourable movement in significant items. This reflected lower fines, settlements and UK customer redress (together down by $1.4bn from 3Q14) and favourable movements on our own debt designated at fair value from changes in credit spreads of $1.1bn (favourable movements of $0.2bn in 3Q14).

•	On an adjusted basis, PBT of $5.5bn was $0.9bn or 14% lower than in 3Q14.

•
Reported revenue was $15.1bn in the quarter, $0.7bn or 4% lower than in 3Q14 as a net favourable movement in significant items was broadly offset by the adverse effects of currency translation between the periods.

•
On an adjusted basis, revenue of $14.0bn fell by $0.7bn or 4%, mainly due to lower revenue in RBWM ($0.4bn) and GB&M ($0.2bn). A $0.3bn reduction in revenue in our Principal RBWM business reflected lower Wealth Management income in Hong Kong. This was mainly in our life insurance manufacturing business due to adverse market updates as a result of stock market corrections in Asia in 3Q15. In addition, revenue from overdraft fees fell in the UK. In the US CML portfolio, also part of RBWM, the continued run-off of lending balances led to reduction in revenue of $0.1bn. In GB&M, revenue declined due to a reduction in Rates and Credit reflecting challenging market conditions in 3Q15. Revenue also fell in Foreign Exchange as 3Q14 benefited from higher client flows. By contrast, revenue rose across most other GB&M client-facing businesses. This included Equities partly reflecting strong client flows, and Capital Financing where we recorded gains from hedging activities that help us to manage credit risk across our portfolio.

•
Reported LICs of $0.6bn were $0.1bn or 16% lower than 3Q14 reflecting currency translation between the periods. On an adjusted basis, LICs increased by 15%, primarily in North America driven by lower releases in the US CML run-off portfolio, and in MENA notably in the UAE. These factors were partly offset by lower LICs in Latin America, Europe and Asia reflecting improvement in individually assessed charges notably in Brazil, the UK and mainland China respectively.

•
Reported operating expenses of $9.0bn were $2.1bn 19% lower than 3Q14. This largely reflected a net favourable movement in significant items compared with 3Q14, principally a reduction in fines, settlements and UK customer redress, as well as the favourable effects of currency translation between the periods.

•
On an adjusted basis, operating expenses were $0.2bn or 2% higher than 3Q14. This was driven by inflationary pressures in Latin America and Asia, and higher investment in regulatory programmes and compliance costs, partly offset by lower costs from the US CML run-off portfolio in RBWM and lower performance costs in GB&M.

•
However, compared with 2Q15, operating expenses declined by $0.4bn or 4% as 2Q15 included the Financial Services Compensation Scheme levy in the UK. In addition, performance costs were lower in GB&M and RBWM because of lower revenue in 3Q15. Excluding these items, 3Q15 operating expenses were $0.1bn lower than 2Q15, in part reflecting the initial impact of cost saving initiatives.

•	The effective tax rate was 10.4% in 3Q15 compared with 21.4% in 3Q14.

9M15 compared with 9M14

•
Reported PBT of $19.7bn for the first nine months of 2015 (‘9M15’) was $2.8bn or 16% higher than in the same period in 2014 (‘9M14’). This was mainly due to a net favourable movement in significant items, partly offset by the adverse effects of currency translation between the periods.

•	On an adjusted basis, PBT fell by $0.6bn or 3%.

•
Reported revenue of $48.0bn in 9M15, was $1.1bn or 2% higher than in 9M14. Revenue was affected by significant items including, in 9M15, a $1.4bn gain on the partial sale of our shareholding in Industrial Bank and favourable movements on our own debt designated at fair value from changes in credit spreads of $1.8bn, compared with minimal movements in 9M14. The overall favourable movement in significant items was substantially offset by the adverse effect of currency translation between the periods.

•	On an adjusted basis, revenue of $44.8bn was $0.7bn or 2% higher. The main drivers of revenue movements in our global businesses were as follows:

−
in GB&M, revenue of $14.4bn was $0.7bn or 5% higher, reflecting growth of $0.6bn in client-facing GB&M, and an increase of $0.2bn in Balance Sheet Management, in part driven by increased gains on disposal of available-for-sale debt securities. In client-facing GB&M, revenue rose in Equities ($0.5bn) and Foreign Exchange ($0.2bn) reflecting increased volatility in the period. Equities also benefited from higher client flows and favourable movements on own credit spread compared with minimal movements in 9M14. Revenue rose in Securities Services, notably in China, driven by increased client assets and cash balances. By contrast, revenue fell by $0.3bn in Principal Investments reflecting lower gains on disposals than in 9M14 and by $0.1bn in Rates, as client demand was affected by the ECB’s quantitative easing programme. Legacy Credit revenue also fell as we recorded revaluation gains in 9M14.

−
in CMB, revenue of $11.2bn was $0.3bn or 3% higher. This was due to higher revenue from both Credit and Lending and Payments and Cash Management, mainly in Hong Kong and the UK. This reflected balance sheet growth, although demand for credit in Hong Kong has slowed in 2015. In addition, revenue rose in the US reflecting strong lending growth in our Large Corporate segment.

These factors were partially offset:

−
in RBWM, where revenue of $18.1bn fell by $0.1bn due to lower average balances in the US run-off portfolio (where revenue was down by $0.3bn), which included the impact of portfolio sales. Revenue in Principal RBWM was $0.2bn higher although revenue growth fell from 4% in 1H15 to 1% in 9M15. In Wealth Management, revenue was higher due to growth in Investment Distribution in Asia, notably in 2Q15 following high levels of stock market turnover which more than offset weaker investor sentiment experienced in 3Q15. Life insurance manufacturing revenues were broadly flat as favourable market updates in Europe in 1H15 were mostly offset by adverse market updates in 3Q15 in Asia reflecting stock market corrections. Personal lending revenues were 2% lower than 9M14, with a notable decline in the UK from a reduction in overdraft fees following re-pricing and the introduction of a text message alert service for customers in November 2014. Also in personal lending in the UK, revenue fell due to mortgage spread compression and lower interest income from credit cards.

−
in GPB, where revenue of $1.7bn was $0.1bn or 4% lower, reflecting a managed reduction in client assets. This was partly offset by an increase in revenue in Hong Kong during the first 6 months of the year from a rise in client transaction volumes reflecting strong stock market performance. We continued to grow the parts of the business that fit our target model, attracting $12bn in net new money since the end of 2014, mainly in Hong Kong, the UK and the US.

•
Reported LICs of $2.1bn were $0.5bn or 20% lower mainly reflecting the favourable effects of foreign currency translation between the periods in Latin America. On an adjusted basis, LICs were $0.1bn or 3% lower as reductions in LICs in Latin America and North America were partly offset by an increase in the Middle East and North Africa.

LICs declined:

−
in Latin America, in both Mexico and Brazil. In Mexico, the reduction was in RBWM reflecting lower delinquency rates on personal lending, payroll and card portfolios, and in CMB due to lower individually assessed charges notably on homebuilders. In Brazil, LICs decreased mainly driven by the non-recurrence of an individually assessed impairment charge in GB&M in 3Q14, although this was partly offset by higher LICs in RBWM and CMB, in part reflecting the economic slowdown; and

−
in North America, which reflected continued US CML run-off and the non-recurrence of impairment charges recorded in CMB and GB&M in 9M14 following a revision to certain estimates used in our corporate loan impairment calculation.

•	These factors were partly offset by adverse movements in:

−
the Middle East and North Africa, mainly in the UAE in RBWM, which recorded higher charges, primarily on mortgages in part reflecting higher write offs and a review of the portfolio collateral, and in CMB reflecting individually assessed impairment charges in 9M15, on UAE-related exposures.

•
Reported operating expenses for 9M15 of $28.2bn were $1.1bn or 4% lower than in 9M14. This reduction in reported expenses was driven by the favourable effects of currency translation between the periods. Significant items, which were broadly unchanged included one-off transformation costs to deliver the cost reduction and productivity outcomes outlined in the Investor Update (‘Costs to Achieve’) of $0.2bn.

•	On an adjusted basis, operating expenses of $26.2bn were $1.4bn or 6% higher than in 2014 reflecting increases in both run-the-bank and change-the-bank costs.

•
Run-the-bank costs totalled $23.6bn for 9M15, an increase of $0.9bn or 4% on 9M14. This was primarily driven by higher staff costs, including salary inflation in Latin America and Asia. In addition, we recruited new staff to support growth in targeted areas as follows:

−	in GB&M we invested in Payments and Cash Management in Europe;

−	in CMB, we invested in additional revenue generating FTEs in North America and Asia; and

−	in RBWM, costs increased due to investment in additional FTEs, mainly in Asia in our branch network and contact centres to support revenue growth.

•
Run-the-bank costs associated with regulatory programmes and compliance also increased reflecting our ongoing focus on Global Standards, primarily through the investment in the bank’s financial crime compliance capabilities.

•
Change-the-bank costs totalled $2.7bn in 9M15, an increase of $0.5bn or 23% on 9M14. The increase was primarily driven by higher regulatory and compliance costs which included investment in infrastructure changes and systems enhancements for our customer due diligence and sanctions screening. These actions are in line with our strategic target to complete the implementation of Global Standards by the end of 2017.

•	Our total spend on regulatory programmes and compliance in 9M15, including both run-the-bank and change-the-bank elements, was $2.2bn, up by $0.5bn or 33% from 9M14.

•
Adjusted jaws for 9M15 was negative 4.1% compared with negative 2.9% for 1H15. The movement in jaws primarily reflected the slowdown in revenue growth, down to 1.5% in 9M15 from 4.5% in 1H15. However, cost growth also slowed, down to 5.6% in 9M15 from 7.3% in 1H15.

•
The number of employees, expressed in FTEs, at 30 September 2015 was 259,834, an increase of 2,231 FTEs from 31 December 2014. The average number of FTEs adjusted for business disposals increased by 2% compared with 9M14 due to additional FTE requirements for regulatory programmes and compliance.

•
The effective tax rate for 9M15 of 18.0% was slightly lower than the UK corporation tax rate of 20.25%, principally due to non-taxable gains arising on the partial disposal of our shareholding in Industrial Bank.

•	On 5 October 2015, the Board announced a third interim dividend for 2015 of $0.10 per ordinary share.

Balance sheet commentary compared with 30 June 2015

Total assets reduced by $23.2bn driven by adverse currency translation movements of $66.3bn. Excluding these, total assets increased by $43.1bn.

We continued to see growth in lending to CMB customers in the UK and in customer accounts in both RBWM and our Payments and Cash Management business in CMB.

•	Reported loans and advances to customers decreased by $26.6bn during 3Q15 and included the following items:

−	adverse currency translation movements of $24.8bn; and

−	a $3.6bn decrease in corporate overdraft balances in Europe that did not meet the criteria for netting, with a corresponding rise in customer accounts.

Excluding these factors, customer lending was marginally higher by $1.8bn driven by higher balances in Europe of $8.8bn primarily reflecting increased term lending to CMB customers in Europe, notably in the UK. This was partly offset by a $4.2bn fall in Asia, where repayments relating to a small number of GB&M clients more than offset an increase in term lending to CMB customers and an increase in mortgage balances. In addition, balances fell in North America by $2.2bn driven by the reclassification of residential mortgage balances to ‘Assets held for sale’ in line with the our strategic focus in reducing our legacy portfolios.

•	Reported customer accounts decreased by $25.2bn during 3Q15 and included the following items:

−	adverse currency translation movements of $32.0bn; and

−	a $3.6bn decrease in corporate current account balances, in line with the increase in corporate overdrafts.

Excluding these factors, customer accounts grew by $10.4bn with increases in Asia and Europe. Balances in Asia were higher reflecting growth in our Payments and Cash Management business and in RBWM. In Europe, balances grew mainly in GB&M and in RBWM. In GB&M this partly reflected growth in Payments and Cash Management and Securities Services. Balances grew in RBWM reflecting customers’ continued preference for holding balances in current and savings accounts.

•
Other significant balance sheet movements in the quarter included reductions in cash balances, with growth in reverse repurchase agreements and financial investments as we continued to effectively manage the deployment of our surplus liquidity. In addition, Assets and Liabilities held for sale fell driven by adverse currency translation movements mainly relating to our operations in Brazil and the disposal of the UK Pension business of HSBC Life (UK) Limited.

Net interest margin

•
Net interest margin has remained broadly stable since 2Q15, although it decreased in 9M15 compared with the same period in 2014. This was due to the adverse effects of currency translation and the release in the prior year of a tax accrual on uncertain tax positions although these factors were partly offset by the effect of provisions in the prior year arising from the ongoing review of compliance with the Consumer Credit Act in the UK.

•
Excluding these factors, net interest margin fell marginally compared with 9M14, primarily driven by North America due to lower gross yields and higher cost of funds. Gross yields on customer loans fell, primarily due to new lending in CMB and RBWM which was at reduced yields in the current low interest rate environment, and the continued run-off and sales of the CML portfolio. In addition, cost of funds rose due to higher costs on customer accounts, reflecting a change in portfolio mix towards higher-priced wholesale term deposits and higher rates paid on savings accounts due to promotional offers to our Premier customers in RBWM.

Capital and risk-weighted assets

Our CET1 capital ratio increased to 11.8% from 11.6% at 30 June 2015.

Capital generation, in the quarter, contributed $1.9bn to CET1 capital after regulatory adjustments and net of the dividend. Foreign currency translation differences reduced CET1 capital by $4.2bn and RWAs by $27.9bn, which overall had the effect of reducing the CET1 capital ratio by 0.1%.

Our plans to reduce Group RWAs by the end of 2017 continue to make significant progress. After foreign currency translation differences, RWAs reduced in the quarter by $21.8bn. This was primarily driven by RWA initiatives in GB&M and CMB, which saved $32.4bn of RWAs net of business growth of $9.6bn.

The following comments describe RWA movements, in the quarter, excluding foreign currency translation differences.

RWA Initiatives

The main drivers of these reductions are:

•
$10.8bn as a result of reduced exposures principally from a decrease in positions subject to the Incremental Risk Charge, client facility reductions and trade compressions; that was mainly in Traded Risk RWAs.

•
$8.4bn as a result of refined calculations including further application of the small and medium-sized enterprise (‘SME’) supporting factor, a more refined application of credit conversion factors and movement of certain exposures from residual to cash flow weighted maturity. In addition, some Project Finance and Business Banking portfolios moved from the standardised to an IRB approach.

•
$7.1bn from process improvements such as better linking of collateral and guarantees to facilities and the use of more granular data resulting in lower credit conversion factors for off balance sheet items.

•	$3.7bn through the continued reduction in GB&M Legacy Credit and US Run off portfolios.

Where these RWA initiatives relate to advanced approaches, the saves are included in the categories disclosed in the RWA movement tables by key drivers. These initiatives have resulted in RWAs saves of $11.1bn from the methodology and policy category and $6.3bn from the book size/risk levels category. In the model update category RWA initiatives have increased advanced approach RWAs by $3.6bn with a corresponding reduction of $4.2bn in the standardised approach.

Business Growth

Business growth increased RWAs by $9.6bn, principally from:

•	CMB from higher term lending to corporate customers, principally in Europe, $6.9bn.

•	Our associates Bank of Communications and Saudi British Bank $4.1bn.

•	Partially offset by reduced institutional exposures in Asia of $1.6bn.

Goodwill

As described on page 407 of the Annual Report and Accounts 2014, an annual impairment test of goodwill allocated to each cash generating unit (‘CGU’) is performed at 1 July each year.

In the annual impairment test undertaken at 1 July 2015 we identified that, as a result of local capital requirements, the recoverable amount (the present value of expected future cash flows) was above, but close to, the carrying value of GB&M – North America. Furthermore, the recoverable amount is sensitive to reasonably possible changes in key assumptions, including discount rate, long-term growth rate and cash flow projections. If the recoverable amount is less than the carrying value of a CGU, an impairment loss is charged to the income statement. At 1 July 2015 GB&M – North America had goodwill of $0.9bn allocated to it.

Domicile

In April 2015, the HSBC Holdings plc Board of Directors asked management to commence a review to assess the best place for the HSBC Group's headquarters to be located to maximise long-term shareholder value and the Group's future strategic opportunities. Although management is undertaking the review on behalf the Board, it is the Board that will make the final decision regarding the location of the Group's headquarters. The review will focus on long term perspectives, as opposed to short-term factors.

Whilst there is a considerable amount of work still to do, a significant amount of work has been carried out, supported by a number of external advisers. In addition, as the review has progressed, further information has been requested by the Board.

Whilst the target for completion of the review was initially set as by the end of 2015, this is a self-imposed deadline that can be moved should the Board require further work to be performed. An announcement will be made when the Board makes its final decision and, if necessary, a further update will be provided at the time of the full year results announcement.

Notes

•
Income statement comparisons, unless stated otherwise, are between the quarter ended 30 September 2014 and the quarter ended 30 September 2015, or between the nine months ended 30 September 2015 and the corresponding nine months in 2014. Balance sheet comparisons, unless otherwise stated, are between balances at 30 September 2015 and the corresponding balances at 30 June 2015.

•
The financial information on which this Earnings Release is based and the data set out in the appendix to this statement are unaudited and have been prepared in accordance with HSBC’s significant accounting policies as described on pages 345 to 353 of the Annual Report and Accounts 2014.

•
The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy, it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars or, subject to the Board’s determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

Cautionary statement regarding forward-looking statements

The Earnings Release contains certain forward-looking statements with respect to HSBC’s financial condition, results of operations, capital position and business.

Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

•
changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; and consumer perception as to the continuing availability of credit and price competition in the market segments we serve;

•
changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the conduct of business of financial institutions in serving their retail customers, corporate clients and counterparties; the standards of market conduct; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and

•
factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models we use; and our success in addressing operational, legal and regulatory, and litigation challenges, notably compliance with the Deferred Prosecution Agreement with US authorities.

For further information contact:

Investor Relations		Media Relations
UK	USA	Heidi Ashley
Tel: +44 (0) 20 7991 3643	Tel: +1 224 880 7979	Tel: +44 (0) 20 7992 2045
Hong Kong		Gareth Hewett
Tel: +852 2822 4908		Tel: +852 2822 4929

Summary consolidated income statement

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Jun 2015	30 Sep 2014
	$m	$m	$m	$m	$m

Net interest income	24,472	26,158	8,028	8,170	8,753
Net fee income	11,234	12,239	3,509	4,041	4,062
Net trading income	7,315	5,570	2,742	1,990	2,295

Changes in fair value of long-term debt issued and related derivatives	1,947	476	623	1,034	38
Net income from other financial instruments designated at fair value	(165)	1,440	(1,507)	36	218

Net income from financial instruments designated at fair value	1,782	1,916	(884)	1,070	256
Gains less losses from financial investments	2,048	915	174	1,227	(31)
Dividend income	96	289	28	51	201
Net earned insurance premiums	8,100	9,316	2,493	2,628	3,179
Other operating income	1,107	861	271	498	323

Total operating income	56,154	57,264	16,361	19,675	19,038

Net insurance claims and benefits paid and movement in liabilities to policyholders	(8,126)	(10,322)	(1,276)	(2,624)	(3,263)

Net operating income before loan impairment charges and other credit risk provisions	48,028	46,942	15,085	17,051	15,775

Loan impairment charges and other credit risk provisions	(2,077)	(2,601)	(638)	(869)	(760)

Net operating income	45,951	44,341	14,447	16,182	15,015

Total operating expenses	(28,226)	(29,357)	(9,039)	(10,342)	(11,091)

Operating profit	17,725	14,984	5,408	5,840	3,924

Share of profit in associates and joint ventures	2,000	1,965	689	729	685

Profit before tax	19,725	16,949	6,097	6,569	4,609

Tax expense	(3,541)	(3,009)	(634)	(1,540)	(987)

Profit after tax	16,184	13,940	5,463	5,029	3,622

Profit attributable to shareholders of the parent company	14,847	13,177	5,229	4,359	3,431
Profit attributable to non-controlling interests	1,337	763	234	670	191

	$	$	$	$	$

Basic earnings per ordinary share	0.73	0.67	0.25	0.22	0.17
Diluted earnings per ordinary share	0.72	0.67	0.25	0.22	0.17
Dividend per ordinary share (in respect of the period)	0.30	0.30	0.10	0.10	0.10

	%	%	%	%	%

Return on average ordinary shareholders’ equity (annualised)	10.7	9.5	10.9	9.7	7.2
Pre-tax return on average risk-weighted assets (annualised)1	2.2	1.9	2.1	2.2	1.5
Cost efficiency ratio	58.8	62.5	59.9	60.7	70.3

1
Pre-tax Return on RWAs is calculated using an average of RWAs at quarter-ends on a Basel 2.5 basis for all periods up to and including 31 December 2013 and a CRD IV end point basis from 1 January 2014.

Summary consolidated balance sheet

	At
	30 Sep 2015	30 Jun 2015	31 Dec 2014
	$m	$m	$m
ASSETS
Cash and balances at central banks	126,324	144,324	129,957
Trading assets	264,608	283,138	304,193
Financial assets designated at fair value	22,793	25,168	29,037
Derivatives	327,257	296,942	345,008
Loans and advances to banks	119,751	109,405	112,149
Loans and advances to customers	927,428	953,985	974,660
Reverse repurchase agreements – non-trading	164,009	149,384	161,713
Financial investments	414,562	404,682	415,467
Assets held for sale	45,451	60,929	7,647
Other assets	136,340	143,756	154,308

Total assets	2,548,523	2,571,713	2,634,139

LIABILITIES AND EQUITY
Liabilities
Deposits by banks	77,880	71,140	77,426
Customer accounts	1,310,643	1,335,800	1,350,642
Repurchase agreements – non-trading	83,904	81,506	107,432
Trading liabilities	180,015	181,435	190,572
Financial liabilities designated at fair value	67,712	69,485	76,153
Derivatives	319,171	289,984	340,669
Debt securities in issue	96,111	102,656	95,947
Liabilities under insurance contracts	69,351	69,494	73,861
Liabilities of disposal groups held for sale	35,961	53,226	6,934
Other liabilities	106,346	115,605	114,525

Total liabilities	2,347,094	2,370,331	2,434,161

Equity
Total shareholders’ equity	192,495	192,427	190,447
Non-controlling interests	8,934	8,955	9,531

Total equity	201,429	201,382	199,978

Total equity and liabilities	2,548,523	2,571,713	2,634,139
Ratio of customer advances to customer accounts	70.8%	71.4%	72.2%

Capital

Capital and RWA movements by major driver – CRD IV end point basis

	Common equity
	tier 1 capital	RWAs
	$bn	$bn

CRD IV end point basis at 1 July 2015	138.1	1,193.2
Capital generation from profit	1.9
– consolidated profits attributable to shareholders of the parent company (including regulatory adjustments)	3.8
– third interim dividend1 net of planned scrip	(1.7)
– second interim dividend scrip take-up lower than plan	(0.2)
RWA initiatives		(32.4)
Business growth		9.6
Foreign currency translation differences	(4.2)	(27.9)
Othermovements	(0.5)	1.0

CRD IV end point basis at 30 September 2015	135.3	1,143.5

1	This includes dividends on ordinary shares, quarterly dividends on preference shares and coupons on capital securities, classified as equity.

Composition of regulatory capital

	At
	30 Sep	30 Jun	31 Dec
	2015	2015	2014
	$m	$m	$m
Common equity tier 1 capital
Shareholders’ equity per balance sheet1	192,495	192,427	190,447
Non-controlling interests	3,424	3,579	4,640
Regulatory adjustments to the accounting basis	(31,036)	(27,713)	(27,386)
Deductions	(29,573)	(30,213)	(31,748)

Common equity tier 1 capital on an end point basis	135,310	138,080	135,953

Tier 1 and tier 2 capital on a transitional basis
Common equity tier 1 capital on an end point basis	135,310	138,080	135,953
Transitional adjustments	–	–	(2,753)
Unrealised gains arising from revaluation of property	–	–	(1,375)
Unrealised gains in available-for-sale debt and equities	–	–	(1,378)

Common equity tier 1 capital on a transitional basis	135,310	138,080	133,200
Other tier 1 capital before deductions	22,645	21,449	19,687
Deductions	(103)	(103)	(148)

Tier 1 capital on a transitional basis	157,852	159,426	152,739
Total qualifying tier 2 capital before deductions	37,291	35,924	38,213
Total deductions other than from tier 1 capital	(240)	(240)	(222)

Total regulatory capital on a transitional basis	194,903	195,110	190,730

Total risk-weighted assets	1,143,479	1,193,154	1,219,765

Capital ratios2%		%	%
CRD IV end point
Common equity tier 1 ratio	11.8	11.6	11.1

CRD IV transitional
Common equity tier 1 ratio	11.8	11.6	10.9
Tier 1 ratio	13.8	13.4	12.5
Total capital ratio	17.0	16.3	15.6

1	Includes externally verified profits for the period ended 30 September 2015.
2
From 1 January 2015 the CRD IV transitional CET1 and end point CET1 capital ratios became aligned for HSBC Holdings plc due to the recognition of unrealised gains on investment property and available-for-sale securities. Transitional provisions, however, continue to apply for additional tier 1 and tier 2 capital; comparatives are shown accordingly for these.

Reconciliation of regulatory capital from transitional to CRD IV end point basis

	At
	30 Sep	30 Jun	31 Dec
	2015	2015	2014
	$m	$m	$m

Common equity tier 1 capital on a transitional basis	135,310	138,080	133,200
Unrealised gains arising from revaluation of property	–	–	1,375
Unrealised gains in available-for-sale debt and equities	–	–	1,378

Common equity tier 1 capital on an end point basis	135,310	138,080	135,953

Additional tier 1 capital on a transitional basis	22,542	21,346	19,539
Grandfathered instruments:
Preference share premium	(1,015)	(1,015)	(1,160)
Preference share non-controlling interests	(1,711)	(1,711)	(1,955)
Hybrid capital securities	(9,120)	(9,127)	(10,007)
Transitional provisions:
Allowable non-controlling interest in AT1	(1,377)	(1,282)	(487)
Unconsolidated investments	103	103	148

Additional tier 1 capital end point basis	9,422	8,314	6,078

Tier 1 capital on an end point basis	144,732	146,394	142,031

Tier 2 capital on a transitional basis	37,051	35,684	37,991
Grandfathered instruments:
Perpetual subordinated debt	(1,941)	(1,941)	(2,218)
Term subordinated debt	(19,034)	(19,033)	(21,513)
Transitional provisions:
Non-controlling interest in tier 2 capital	–	–	(240)
Allowable non-controlling interest in tier 2	21	14	396
Unconsolidated investments	(103)	(103)	(148)

Tier 2 capital on an end point basis	15,994	14,621	14,268

Total regulatory capital on an end point basis	160,726	161,015	156,299

Risk-weighted assets

RWAs by risk type

	At
	30 Sep 2015	30 Jun 2015	31 Dec 2014
	$bn	$bn	$bn

Credit risk	898.7	935.1	955.3
Counterparty credit risk	77.5	83.7	90.7
Market risk	49.5	56.6	56.0
Operational risk	117.8	117.8	117.8

	1,143.5	1,193.2	1,219.8

RWAs by global business1

	At
	30 Sep 2015	30 Jun 2015	31 Dec 2014
	$bn	$bn	$bn

Retail Banking and Wealth Management	200.3	204.6	207.2
Commercial Banking	430.1	439.6	430.3
Global Banking and Markets	458.7	491.0	516.1
Global Private Banking	20.5	21.1	20.8
Other	33.9	36.9	45.4

	1,143.5	1,193.2	1,219.8

1
In the first half of 2015, a portfolio of customers was transferred from CMB to RBWM in Latin America in order to better align the combined banking needs of the customers with our established global businesses. Comparative data have been re-presented accordingly.

RWAs by geographical region1

	At
	30 Sep 2015	30 Jun 2015	31 Dec 2014
	$bn	$bn	$bn

Europe	349.6	369.5	375.4
Asia	472.7	487.4	499.8
Middle East and North Africa	62.5	63.1	63.0
North America	205.5	215.7	221.4
Latin America	76.3	82.3	88.8

	1,143.5	1,193.2	1,219.8

1	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

Credit risk exposure – RWAs by geographical region

	Europe	Asia	MENA	North America	Latin America	Total
	$bn	$bn	$bn	$bn	$bn	$bn
IRB approach	195.3	204.6	18.6	132.2	12.7	563.4
– IRB advanced approach	177.7	204.6	9.5	132.2	12.7	536.7
– IRB foundation approach	17.6	–	9.1	–	–	26.7
Standardised approach	49.1	176.9	34.7	32.1	42.5	335.3

At 30 September 2015	244.4	381.5	53.3	164.3	55.2	898.7

IRB approach	204.0	216.2	15.5	139.4	11.5	586.6
– IRB advanced approach	186.0	216.2	10.2	139.4	11.5	563.3
– IRB foundation approach	18.0	–	5.3	–	–	23.3
Standardised approach	50.7	177.7	38.6	32.5	49.0	348.5

At 30 June 2015	254.7	393.9	54.1	171.9	60.5	935.1

IRB approach	216.1	213.1	15.6	142.0	11.6	598.4
– IRB advanced approach	203.3	213.1	11.6	142.0	11.6	581.6
– IRB foundation approach	12.8	–	4.0	–	–	16.8
Standardised approach	47.1	186.0	39.0	29.6	55.2	356.9

At 31 December 2014	263.2	399.1	54.6	171.6	66.8	955.3

Credit risk exposure – RWAs by global business

	Principal RBWM1	US run-off portfolio	Total RBWM	CMB1	GB&M	GPB	Other	Total
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn

IRB approach	60.8	40.1	100.9	222.5	220.2	9.0	10.8	563.4
– IRB advanced approach	60.8	40.1	100.9	204.0	213.2	8.9	9.7	536.7
– IRB foundation approach	–	–	–	18.5	7.0	0.1	1.1	26.7
Standardised approach	57.2	4.4	61.6	175.3	68.2	7.4	22.8	335.3

At 30 September 2015	118.0	44.5	162.5	397.8	288.4	16.4	33.6	898.7

IRB approach	60.1	42.6	102.7	225.6	234.8	9.5	14.0	586.6
– IRB advanced approach	60.1	42.6	102.7	210.6	227.8	9.4	12.8	563.3
– IRB foundation approach	–	–	–	15.0	7.0	0.1	1.2	23.3
Standardised approach	59.8	4.3	64.1	181.9	72.0	7.7	22.8	348.5

At 30 June 2015	119.9	46.9	166.8	407.5	306.8	17.2	36.8	935.1

IRB approach	56.1	47.3	103.4	217.2	255.6	10.2	12.0	598.4
– IRB advanced approach	56.1	47.3	103.4	209.2	248.1	10.0	10.9	581.6
– IRB foundation approach	–	–	–	8.0	7.5	0.2	1.1	16.8
Standardised approach	61.2	4.8	66.0	181.0	70.1	6.6	33.2	356.9

At 31 December 2014	117.3	52.1	169.4	398.2	325.7	16.8	45.2	955.3

1
In the first half of 2015, a portfolio of customers was transferred from CMB to RBWM in Latin America in order to better align the combined banking needs of the customers with our established global businesses. Comparative data have been re-presented accordingly.

RWA movement by geographical region by key driver – credit risk – IRB only

	Europe	Asia	MENA	North America	Latin America	Total
	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 January 2015	216.1	213.1	15.6	142.0	11.6	598.4

Foreign exchange movement	(6.4)	(7.4)	(0.6)	(3.8)	(2.5)	(20.7)
Acquisitions and disposals	(13.9)	–	–	–	–	(13.9)
Book size	8.4	7.4	(0.4)	0.6	(0.1)	15.9
Book quality	(6.5)	(5.8)	(1.3)	(0.2)	3.4	(10.4)
Model updates	1.3	(1.2)	3.5	–	0.1	3.7
– portfolios moving onto IRB approach	–	–	3.5	–	0.1	3.6
– new/updated models	1.3	(1.2)	–	–	–	0.1

Methodology and policy	(3.7)	(1.5)	1.8	(6.4)	0.2	(9.6)
– internal updates	(6.3)	(3.5)	1.7	(6.4)	0.2	(14.3)
– external updates – regulatory	2.6	2.0	0.1	–	–	4.7

Total RWA movement	(20.8)	(8.5)	3.0	(9.8)	1.1	(35.0)

RWAs at 30 September 2015	195.3	204.6	18.6	132.2	12.7	563.4

RWAs at 1 July 2015	204.0	216.2	15.5	139.4	11.5	586.6

Foreign exchange movement	(5.6)	(5.2)	(0.2)	(2.0)	(1.5)	(14.5)
Acquisitions and disposals	(1.8)	–	–	–	–	(1.8)
Book size	4.8	(1.4)	0.2	(0.7)	0.7	3.6
Book quality	(1.5)	(2.7)	(1.1)	0.4	1.7	(3.2)
Model updates	(0.3)	0.5	3.5	–	0.1	3.8
– portfolios moving onto IRB approach	–	–	3.5	–	0.1	3.6
– new/updated models	(0.3)	0.5	–	–	–	0.2

Methodology and policy	(4.3)	(2.8)	0.7	(4.9)	0.2	(11.1)
– internal updates	(4.3)	(2.8)	0.7	(4.9)	0.2	(11.1)
– external updates – regulatory	–	–	–	–	–	–

Total RWA movement	(8.7)	(11.6)	3.1	(7.2)	1.2	(23.2)

RWAs at 30 September 2015	195.3	204.6	18.6	132.2	12.7	563.4

RWAs at 1 January 2014	166.9	182.9	15.0	161.5	8.5	534.8

Foreign exchange movement	(4.6)	(1.3)	(0.2)	(1.4)	(1.2)	(8.7)
Acquisitions and disposals	(2.3)	–	(0.5)	(3.5)	(0.1)	(6.4)
Book size	5.6	18.3	(0.1)	1.6	1.8	27.2
Book quality	(3.0)	0.7	0.4	(5.4)	0.7	(6.6)
Model updates	14.9	0.3	–	(6.4)	–	8.8
– portfolios moving onto IRB approach	–	–	–	–	–	–
– new/updated models	14.9	0.3	–	(6.4)	–	8.8

Methodology and policy	35.2	12.2	0.5	0.2	1.7	49.8
– internal updates	(11.5)	(5.6)	(0.2)	(6.8)	(0.1)	(24.2)
– external updates – regulatory	2.2	6.7	(0.2)	0.7	0.1	9.5
– CRD IV impact	37.0	5.7	0.4	4.9	0.2	48.2
– NCOA moving from STD to IRB	7.5	5.4	0.5	1.4	1.5	16.3

Total RWA movement	45.8	30.2	0.1	(14.9)	2.9	64.1

RWAs at 30 September 2014	212.7	213.1	15.1	146.6	11.4	598.9

RWAs at 1 July 2014	222.6	209.9	15.3	155.3	12.0	615.1

Foreign exchange movement	(9.5)	(2.1)	–	(1.3)	(0.8)	(13.7)
Acquisitions and disposals	–	–	–	(0.9)	–	(0.9)
Book size	2.6	5.3	0.1	2.1	(0.1)	10.0
Book quality	(1.3)	–	(0.3)	(3.1)	0.3	(4.4)
Model updates	–	–	–	(1.3)	–	(1.3)
– portfolios moving onto IRB approach	–	–	–	–	–	–
– new/updated models	–	–	–	(1.3)	–	(1.3)

Methodology and policy	(1.7)	–	–	(4.2)	–	(5.9)
– internal updates	(1.7)	–	–	(4.2)	–	(5.9)
– external updates – regulatory	–	–	–	–	–	–
– CRD IV impact	–	–	–	–	–	–
– NCOA moving from STD to IRB	–	–	–	–	–	–

Total RWA movement	(9.9)	3.2	(0.2)	(8.7)	(0.6)	(16.2)

RWAs at 30 September 2014	212.7	213.1	15.1	146.6	11.4	598.9

RWA movement by global business by key driver – credit risk – IRB only

	Principal RBWM1	US run-off portfolio	Total RBWM	CMB1	GB&M	GPB	Other	Total
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 January 2015	56.1	47.3	103.4	217.2	255.6	10.2	12.0	598.4
Foreign exchange movement	(2.1)	–	(2.1)	(9.1)	(8.9)	(0.2)	(0.4)	(20.7)
Acquisitions and disposals	–	–	–	–	(13.9)	–	–	(13.9)
Book size	3.2	(4.1)	(0.9)	13.8	3.5	(0.3)	(0.2)	15.9
Book quality	(1.4)	(3.4)	(4.8)	4.2	(9.3)	–	(0.5)	(10.4)
Model updates	0.5	–	0.5	4.6	(1.4)	–	–	3.7
– portfolios moving onto IRB approach	–	–	–	3.1	0.5	–	–	3.6
– new/updated models	0.5	–	0.5	1.5	(1.9)	–	–	0.1
	–
Methodology and policy	4.5	0.3	4.8	(8.2)	(5.4)	(0.7)	(0.1)	(9.6)
– internal updates	2.5	0.3	2.8	(8.2)	(8.1)	(0.7)	(0.1)	(14.3)
– external updates – regulatory	2.0	–	2.0	–	2.7	–	–	4.7

	–
Total RWA movement	4.7	(7.2)	(2.5)	5.3	(35.4)	(1.2)	(1.2)	(35.0)
	–
RWAs at 30 September 2015	60.8	40.1	100.9	222.5	220.2	9.0	10.8	563.4

RWAs at 1 July 2015	60.1	42.6	102.7	225.6	234.8	9.5	14.0	586.6
Foreign exchange movement	(1.6)	–	(1.6)	(6.4)	(6.1)	(0.2)	(0.2)	(14.5)
Acquisitions and disposals	–	–	–	–	(1.8)	–	–	(1.8)
Book size	1.6	(1.4)	0.2	4.8	1.0	(0.1)	(2.3)	3.6
Book quality	0.1	(1.1)	(1.0)	2.2	(3.8)	–	(0.6)	(3.2)
Model updates	0.5	–	0.5	3.0	0.3	–	–	3.8
– portfolios moving onto IRB approach	–	–	–	3.1	0.5	–	–	3.6
– new/updated models	0.5	–	0.5	(0.1)	(0.2)	–	–	0.2

Methodology and policy	0.1	–	0.1	(6.7)	(4.2)	(0.2)	(0.1)	(11.1)
– internal updates	0.1	–	0.1	(6.7)	(4.2)	(0.2)	(0.1)	(11.1)
– external updates – regulatory	–	–	–	–	–	–	–	–

Total RWA movement	0.7	(2.5)	(1.8)	(3.1)	(14.6)	(0.5)	(3.2)	(23.2)

RWAs at 30 September 2015	60.8	40.1	100.9	222.5	220.2	9.0	10.8	563.4

RWAs at 1 January 2014	58.5	72.6	131.1	189.4	198.5	10.6	5.2	534.8
Foreign exchange movement	(1.3)	–	(1.3)	(4.0)	(3.1)	–	(0.3)	(8.7)
Acquisitions and disposals	–	–	–	–	(6.4)	–	–	(6.4)
Book size	1.4	(5.2)	(3.8)	20.3	12.4	(0.6)	(1.1)	27.2
Book quality	(2.3)	(6.7)	(9.0)	3.0	(0.6)	(0.6)	0.6	(6.6)
Model updates	0.1	(6.2)	(6.1)	9.3	5.3	0.3	–	8.8
– portfolios moving onto IRB approach	–	–	–	–	–	–	–	–
– new/updated models	0.1	(6.2)	(6.1)	9.3	5.3	0.3	–	8.8

Methodology and policy	1.7	(3.8)	(2.1)	(2.1)	45.3	0.8	7.9	49.8
– internal updates	(2.9)	(4.1)	(7.0)	(5.5)	(11.4)	(0.3)	–	(24.2)
– external updates – regulatory	–	–	–	2.5	6.3	0.5	0.2	9.5
– CRD IV impact	–	–	–	(0.7)	48.6	0.2	0.1	48.2
– NCOA moving from STD to IRB	4.6	0.3	4.9	1.6	1.8	0.4	7.6	16.3

Total RWA movement	(0.4)	(21.9)	(22.3)	26.5	52.9	(0.1)	7.1	64.1

RWAs at 30 September 2014	58.1	50.7	108.8	215.9	251.4	10.5	12.3	598.9

RWAs at 1 July 2014 on CRD IV basis	60.5	60.6	121.1	213.2	256.4	11.2	13.2	615.1
Foreign exchange movement	(1.8)	–	(1.8)	(6.2)	(5.2)	(0.2)	(0.3)	(13.7)
Acquisitions and disposals	–	–	–	–	(0.9)	–	–	(0.9)
Book size	0.2	(1.8)	(1.6)	8.7	3.9	(0.2)	(0.8)	10.0
Book quality	(0.5)	(2.7)	(3.2)	0.2	(1.3)	(0.3)	0.2	(4.4)
Model updates	–	(1.3)	(1.3)	–	–	–	–	(1.3)
– portfolios moving onto IRB approach	–	–	–	–	–	–	–	–
– new/updated models	–	(1.3)	(1.3)	–	–	–	–	(1.3)

Methodology and policy	(0.3)	(4.1)	(4.4)	–	(1.5)	–	–	(5.9)
– internal updates	(0.3)	(4.1)	(4.4)	–	(1.5)	–	–	(5.9)
– external updates – regulatory	–	–	–	–	–	–	–	–

Total RWA movement	(2.4)	(9.9)	(12.3)	2.7	(5.0)	(0.7)	(0.9)	(16.2)

RWAs at 30 September 2014	58.1	50.7	108.8	215.9	251.4	10.5	12.3	598.9

1
In the first half of 2015, a portfolio of customers was transferred from CMB to RBWM in Latin America in order to better align the combined banking needs of the customers with our established global businesses. Comparative data have been re-presented accordingly.

RWA movement by key driver – counterparty credit risk – advanced approach

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Sep 2014
	$bn	$bn	$bn	$bn

RWAs at beginning of period	65.5	42.2	59.4	70.8

Book size	(5.5)	7.4	(2.5)	4.2
Book quality	(0.8)	(0.3)	(0.2)	–
Model updates	–	0.1	–	(2.1)
Methodology and policy	(4.0)	21.2	(1.5)	(2.3)
– internal updates	(4.0)	(3.3)	(1.5)	(2.3)
– external updates – regulatory	–	7.5	–	–
– CRD IV impact	–	17.0	–	–

Total RWA movement	(10.3)	28.4	(4.2)	(0.2)

RWAs at end of period	55.2	70.6	55.2	70.6

RWA movement by key driver – market risk – internal model based

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Sep 2014
	$bn	$bn	$bn	$bn

RWAs at beginning of period	44.6	52.2	46.5	49.5

Acquisitions and disposals	–	(2.0)	–	(2.0)
Movement in risk levels	(2.3)	(0.1)	(5.0)	(1.0)
Model updates	–	–	–	–
Methodology and policy	(1.4)	3.1	(0.6)	6.7
– internal updates	(1.4)	0.5	(0.6)	–
– external updates – regulatory	–	2.6	–	6.7

	–		–
Total RWA movement	(3.7)	1.0	(5.6)	3.7

RWAs at end of period	40.9	53.2	40.9	53.2

Leverage

Leverage ratio

	EU Delegated Act basis at
	30 Sep 2015	30 Jun 2015	31 Dec 2014
	$bn	$bn	$bn

Total assets per regulatory balance sheet	2,672	2,675	2,726
Adjustment to reverse netting of loans and deposits allowable under IFRS	35	37	38
Reversal of accounting values including assets classified as held for sale:	(515)	(476)	(525)
– derivatives	(329)	(298)	(345)
– repurchase agreement and securities finance	(186)	(178)	(180)
Replaced with regulatory values:	347	355	354
– derivatives	153	168	166
– repurchase agreement and securities finance	194	187	188
Addition of off balance sheet commitments and guarantees:	393	399	396
Exclusion of items already deducted from the capital measure	(33)	(33)	(36)

Exposure measure after regulatory adjustments	2,899	2,957	2,953

Tier 1 capital under CRD IV (end point)	145	146	142
Leverage ratio	5.0%	4.9%	4.8%

Profit/(loss) before tax by global business and geographical region

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 20141	30 Sep 2015	30 Jun 2015	30 Sep 20141
	$m	$m	$m	$m	$m
By global business
Retail Banking and Wealth Management	4,522	4,305	1,160	1,752	1,303
Commercial Banking	6,749	7,109	2,226	2,229	2,295
Global Banking and Markets	6,895	5,974	2,141	1,713	941
Global Private Banking	261	554	81	115	190
Other	1,298	(993)	489	760	(120)

	19,725	16,949	6,097	6,569	4,609

By geographical region
Europe	3,773	2,751	1,568	641	493
Asia	12,948	11,369	3,548	5,070	3,475
Middle East and North Africa	1,260	1,476	359	444	487
North America	1,169	883	479	213	58
Latin America	575	470	143	201	96

	19,725	16,949	6,097	6,569	4,609

1
In Q2 2015, a portfolio of customers was transferred from CMB to RBWM in Latin America in order to better align the combined banking needs of the customers with our established global businesses. Comparative data have been re-presented accordingly.

Summary information – global businesses

Retail Banking and Wealth Management

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 20142	30 Sep 2015	30 Jun 2015	30 Sep 20142
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	17,912	19,134	5,470	6,531	6,518
Loan impairment charges and other credit risk provisions	(1,396)	(1,568)	(462)	(474)	(269)

Net operating income	16,516	17,566	5,008	6,057	6,249
Total operating expenses	(12,308)	(13,583)	(3,954)	(4,426)	(5,053)

Operating profit	4,208	3,983	1,054	1,631	1,196
Share of profit in associates and joint ventures	314	322	106	121	107

Profit before tax	4,522	4,305	1,160	1,752	1,303

Profit before tax relates to:
Principal RBWM	4,698	3,878	1,181	1,937	935
US run-off portfolio	(176)	427	(21)	(185)	368

	%	%	%	%	%

Cost efficiency ratio	68.7	71.0	72.3	67.8	77.5
Reported pre-tax RoRWA (annualised)1	3.0	2.6	2.3	3.4	2.4

	$m	$m	$m	$m	$m

Adjusted profit before tax – Principal RBWM	4,934	5,307	1,340	1,851	1,798

1
Pre-tax Return on RWAs is calculated using an average of RWAs at quarter-ends on a Basel 2.5 basis for all periods up to and including 31 December 2013 and a CRD IV end point basis from 1 January 2014.

2
In Q2 2015, a portfolio of customers was transferred from CMB to RBWM in Latin America in order to better align the combined banking needs of the customers with our established global businesses. Comparative data have been re-presented accordingly.

Principal RBWM: management view of adjusted revenue

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Jun 2015	30 Sep 2014
	$m	$m	$m	$m	$m

Current accounts, savings and deposits	4,213	4,149	1,398	1,384	1,383
Wealth Management products	4,921	4,561	1,316	1,945	1,554
Investment distribution1	2,811	2,511	845	1,070	876
Life insurance manufacturing	1,286	1,283	207	592	417
Asset Management	824	767	264	283	261

Personal lending	7,569	7,759	2,467	2,470	2,537
Mortgages	2,151	2,224	720	710	733
Credit cards	2,952	2,978	958	974	985
Other personal lending2	2,466	2,557	789	786	819

Other3	503	533	182	135	172

Net operating income4	17,206	17,002	5,363	5,934	5,646

1
‘Investment distribution’ includes Investments, which comprises mutual funds (HSBC manufactured and third-party), structured products and securities trading, and Wealth insurance distribution, consisting of HSBC manufactured and third-party life, pension and investment insurance products.

2	‘Other personal lending’ includes personal non-residential closed-end loans and personal overdrafts.
3	‘Other’ mainly includes the distribution and manufacturing (where applicable) of retail and credit protection insurance.
4	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Commercial Banking

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 20142	30 Sep 2015	30 Jun 2015	30 Sep 20142
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	11,236	11,884	3,702	3,748	4,061
				2
Loan impairment charges and other credit risk provisions	(757)	(874)	(246)	(295)	(386)

Net operating income	10,479	11,010	3,456	3,453	3,675

Total operating expenses	(4,997)	(5,146)	(1,676)	(1,682)	(1,819)

Operating profit	5,482	5,864	1,780	1,771	1,856
				,
Share of profit in associates and joint ventures	1,267	1,245	446	458	439

Profit before tax	6,749	7,109	2,226	2,229	2,295

	%	%	%	%	%

Cost efficiency ratio	44.5	43.3	45.3	44.9	44.8
Reported pre-tax RoRWA (annualised)1	2.1	2.3	2.0	2.1	2.1

1
Pre-tax Return on RWAs is calculated using an average of RWAs at quarter-ends on a Basel 2.5 basis for all periods up to and including 31 December 2013 and a CRD IV end point basis from 1 January 2014.

2
In Q2 2015, a portfolio of customers was transferred from CMB to RBWM in Latin America in order to better align the combined banking needs of the customers with our established global businesses. Comparative data have been re-presented accordingly.

Management view of adjusted revenue

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Jun 2015	30 Sep 2014
	$m	$m	$m	$m	$m

Global Trade and Receivables Finance	1,841	1,852	616	597	638
Credit and lending	4,514	4,180	1,544	1,474	1,433
Payments and Cash Management, current accounts and savings deposits	3,415	3,319	1,151	1,124	1,135
Markets products, Insurance and Investments and Other1	1,466	1,558	391	498	488

Net operating income2	11,236	10,909	3,702	3,693	3,694

1	Includes Foreign Exchange revenue.
2	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Global Banking and Markets

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Jun 2015	30 Sep 2014
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	14,786	14,470	4,525	5,019	4,679

Loan impairment recoveries/(charges) and other credit risk provisions	90	(185)	79	(97)	(136)

Net operating income	14,876	14,285	4,604	4,922	4,543

Total operating expenses	(8,385)	(8,687)	(2,595)	(3,353)	(3,729)

Operating profit	6,491	5,598	2,009	1,569	814

Share of profit in associates and joint ventures	404	376	132	144	127

Profit before tax	6,895	5,974	2,141	1,713	941

	%	%	%	%	%

Cost efficiency ratio	56.7	60.0	57.3	66.8	79.7
Reported pre-tax RoRWA (annualised)1	1.9	1.6	1.8	1.4	0.7

1
Pre-tax Return on RWAs is calculated using an average of RWAs at quarter-ends on a Basel 2.5 basis for all periods up to and including 31 December 2013 and a CRD IV end point basis from 1 January 2014.

Management view of adjusted revenue

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Jun 2015	30 Sep 2014
	$m	$m	$m	$m	$m

Markets	5,853	5,277	1,480	2,125	1,720
Legacy Credit	90	172	(7)	24	12
Credit	568	551	76	230	156
Rates	1,374	1,496	367	529	469
Foreign Exchange	2,349	2,130	679	712	787
Equities	1,472	928	365	630	296

Capital Financing	2,874	2,833	994	958	912
Payments and Cash Management	1,338	1,279	439	433	429
Securities Services	1,289	1,189	425	428	397
Global Trade and Receivables Finance	553	538	183	181	179
Balance Sheet Management	2,305	2,116	717	646	747
Principal Investments	177	433	49	109	115
Other1	(1)	3	(17)	29	(16)

Net operating income2	14,388	13,668	4,270	4,909	4,483

1
‘Other’ in GB&M includes net interest earned on free capital held in the global business not assigned to products and gains resulting from business disposals. Within the management view of total operating income, notional tax credits are allocated to the businesses to reflect the economic benefit generated by certain activities which is not reflected within operating income, for example notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRSs basis, the offset to these tax credits are included within ‘Other’.

2	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Global Private Banking

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Jun 2015	30 Sep 2014
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	1,685	1,820	508	564	590

Loan impairment (charges)/recoveries and other credit risk provisions	(9)	25	(4)	(3)	31

Net operating income	1,676	1,845	504	561	621

Total operating expenses	(1,427)	(1,304)	(426)	(450)	(436)

Operating profit	249	541	78	111	185

Share of profit in associates and joint ventures	12	13	3	4	5

Profit before tax	261	554	81	115	190

	%	%	%	%	%

Cost efficiency ratio	84.7	71.6	83.9	79.8	73.9
Reported pre-tax RoRWA (annualised)1	1.7	3.4	1.5	2.2	3.5

1
Pre-tax Return on RWAs is calculated using an average of RWAs at quarter-ends on a Basel 2.5 basis for all periods up to and including 31 December 2013 and a CRD IV end point basis from 1 January 2014.

Client assets1 by geography

	Quarter ended
	30 Sep 2015	30 Jun 2015	31 Mar 2015	31 Dec 2014	30 Sep 2014
	$bn	$bn	$bn	$bn	$bn

Europe	170	179	177	179	191
Asia	106	117	114	112	111
North America	62	64	65	63	65
Latin America	8	10	10	11	13

Total	346	370	366	365	380

Client assets1

	Quarter ended
	30 Sep 2015	30 Jun 2015	31 Mar 2015	31 Dec 2014	30 Sep 2014
	$bn	$bn	$bn	$bn	$bn

Opening balance	370	366	365	380	384
Net new money	3	–	(1)	–	–
Of which: areas targeted for growth	6	3	3	4	5
Value change	(14)	1	8	3	(1)
Exchange and other	(13)	3	(6)	(18)	(3)

Closing balance	346	370	366	365	380

1
‘Client assets’ are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management, which are not reported on the Group’s balance sheet, and customer deposits, which are reported on the Group’s balance sheet.

Other1

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Jun 2015	30 Sep 2014
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	7,227	4,170	2,540	2,856	1,513
–of which effect of changes in own credit spread on the fair value of long-term debt issued	1,775	(15)	1,125	352	200

Loan impairment (charges)/recoveries and other credit risk provisions	(5)	1	(5)	–	–

Net operating income	7,222	4,171	2,535	2,856	1,513

Total operating expenses	(5,927)	(5,173)	(2,048)	(2,098)	(1,640)

Operating profit/(loss)	1,295	(1,002)	487	758	(127)

Share of profit in associates and joint ventures	3	9	2	2	7

Profit/(loss) before tax	1,298	(993)	489	760	(120)

1
The main items reported under ‘Other’ are the results of HSBC’s holding company and financing operations, which include net interest earned on free capital held centrally, operating costs incurred by the head office operations in providing stewardship and central management services to HSBC, along with the costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries. The results also include unallocated investment activities, centrally held investment companies and certain property transactions. In addition, ‘Other’ also includes part of the movement in the fair value of long-term debt designated at fair value (the remainder of the Group’s movement on own debt is included in GB&M).

Summary information – geographical regions

Europe

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Jun 2015	30 Sep 2014
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	17,472	16,774	6,003	5,850	5,901

Loan impairment charges and other credit risk provisions	(351)	(404)	(63)	(276)	(138)

Net operating income	17,121	16,370	5,940	5,574	5,763

Total operating expenses	(13,354)	(13,624)	(4,376)	(4,933)	(5,272)

Operating profit	3,767	2,746	1,564	641	491

Share of profit in associates and joint ventures	6	5	4	–	2

Profit before tax	3,773	2,751	1,568	641	493

	%	%	%	%	%

Cost efficiency ratio	76.4	81.2	72.9	84.3	89.3
Reported pre-tax RoRWA (annualised)1	1.4	1.0	1.7	0.7	0.5

1
Pre-tax Return on RWAs is calculated using an average of RWAs at quarter-ends on a Basel 2.5 basis for all periods up to and including 31 December 2013 and a CRD IV end point basis from 1 January 2014.

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Jun 2015	30 Sep 2014
	$m	$m	$m	$m	$m

Retail Banking and Wealth Management	1,189	235	326	602	(245)
Commercial Banking	1,945	2,145	658	634	594
Global Banking and Markets	1,159	1,534	254	(231)	109
Global Private Banking	(14)	262	9	20	86
Other	(506)	(1,425)	321	(384)	(51)

Profit before tax	3,773	2,751	1,568	641	493

Reported and adjusted UK profit/(loss) before tax

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Jun 2015	30 Sep 2014
	$m	$m	$m	$m	$m

Reported profit/(loss) before tax	2,781	1,930	1,356	(40)	234
Adjusted profit before tax	2,631	3,686	778	377	1,328

Asia

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Jun 2015	30 Sep 2014
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	19,843	17,884	5,778	7,493	5,777

Loan impairment charges and other credit risk provisions	(365)	(387)	(119)	(151)	(171)

Net operating income	19,478	17,497	5,659	7,342	5,606

Total operating expenses	(8,126)	(7,690)	(2,669)	(2,862)	(2,681)

Operating profit	11,352	9,807	2,990	4,480	2,925

Share of profit in associates and joint ventures	1,596	1,562	558	590	550

Profit before tax	12,948	11,369	3,548	5,070	3,475

	%	%	%	%	%

Cost efficiency ratio	41.0	43.0	46.2	38.2	46.4
Reported pre-tax RoRWA (annualised)1	3.5	3.2	2.9	4.2	2.8

1
Pre-tax Return on RWAs is calculated using an average of RWAs at quarter-ends on a Basel 2.5 basis for all periods up to and including 31 December 2013 and a CRD IV end point basis from 1 January 2014.

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Jun 2015	30 Sep 2014
	$m	$m	$m	$m	$m

Retail Banking and Wealth Management	3,432	3,462	901	1,292	1,123
Commercial Banking	3,623	3,597	1,219	1,224	1,225
Global Banking and Markets	3,962	3,538	1,279	1,363	1,123
Global Private Banking	209	209	53	71	76
Other	1,722	563	96	1,120	(72)

Profit before tax	12,948	11,369	3,548	5,070	3,475

Reported and adjusted Hong Kong profit before tax

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Jun 2015	30 Sep 2014
	$m	$m	$m	$m	$m

Reported profit before tax	8,050	6,414	1,817	3,462	1,866
Adjusted profit before tax	6,663	6,294	1,804	2,452	2,144

Middle East and North Africa

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Jun 2015	30 Sep 2014
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	1,929	1,978	640	650	684

Loan impairment (charges)/recoveries and other credit risk provisions	(134)	30	(103)	(22)	(20)

Net operating income	1,795	2,008	537	628	664

Total operating expenses	(931)	(918)	(307)	(321)	(304)

Operating profit	864	1,090	230	307	360

Share of profit in associates and joint ventures	396	386	129	137	127

Profit before tax	1,260	1,476	359	444	487

	%	%	%	%	%

Cost efficiency ratio	48.3	46.4	48.0	49.4	44.4
Reported pre-tax RoRWA (annualised)1	2.7	3.1	2.3	2.8	3.1

1
Pre-tax Return on RWAs is calculated using an average of RWAs at quarter-ends on a Basel 2.5 basis for all periods up to and including 31 December 2013 and a CRD IV end point basis from 1 January 2014.

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Jun 2015	30 Sep 2014
	$m	$m	$m	$m	$m

Retail Banking and Wealth Management	201	273	29	81	91
Commercial Banking	388	506	115	126	150
Global Banking and Markets	682	723	212	243	246
Global Private Banking	13	13	5	3	4
Other	(24)	(39)	(2)	(9)	(4)

Profit before tax	1,260	1,476	359	444	487

North America

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Jun 2015	30 Sep 2014
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	6,065	6,145	1,939	2,138	2,078

Loan impairment (charges)/recoveries and other credit risk provisions	(217)	(356)	(64)	(74)	55

Net operating income	5,848	5,789	1,875	2,064	2,133

Total operating expenses	(4,682)	(4,918)	(1,395)	(1,852)	(2,081)

Operating profit	1,166	871	480	212	52

Share of profit/(loss) in associates and joint ventures	3	12	(1)	1	6

Profit before tax	1,169	883	479	213	58

	%	%	%	%	%

Cost efficiency ratio	77.2	80.0	71.9	86.6	100.1
Reported pre-tax RoRWA (annualised)1	0.7	0.5	0.9	0.4	0.1

1
Pre-tax Return on RWAs is calculated using an average of RWAs at quarter-ends on a Basel 2.5 basis for all periods up to and including 31 December 2013 and a CRD IV end point basis from 1 January 2014.

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Jun 2015	30 Sep 2014
	$m	$m	$m	$m	$m

Retail Banking and Wealth Management	(168)	455	4	(205)	325
Principal RBWM	8	28	25	(20)	(43)
Run-off portfolio	(176)	427	(21)	(185)	368
Commercial Banking	595	642	172	197	256
Global Banking and Markets	564	(229)	208	164	(543)
Global Private Banking	50	76	13	19	25
Other	128	(61)	82	38	(5)

Profit before tax	1,169	883	479	213	58

Latin America

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Jun 2015	30 Sep 2014
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	5,167	6,373	1,609	1,731	2,108

Loan impairment charges and other credit risk provisions	(1,010)	(1,484)	(289)	(346)	(486)

Net operating income	4,157	4,889	1,320	1,385	1,622

Total operating expenses	(3,581)	(4,419)	(1,176)	(1,185)	(1,526)

Operating profit	576	470	144	200	96

Share of profit in associates and joint ventures	(1)	–	(1)	1	–

Profit before tax	575	470	143	201	96

	%	%	%	%	%

Cost efficiency ratio	69.3	69.3	73.1	68.5	72.4
Reported pre-tax RoRWA (annualised)1	0.9	0.7	0.7	1.0	0.4

1
Pre-tax Return on RWAs is calculated using an average of RWAs at quarter-ends on a Basel 2.5 basis for all periods up to and including 31 December 2013 and a CRD IV end point basis from 1 January 2014.

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2015	30 Sep 20141	30 Sep 2015	30 Jun 2015	30 Sep 20141
	$m	$m	$m	$m	$m

Retail Banking and Wealth Management	(132)	(120)	(100)	(18)	9
Commercial Banking	198	219	62	48	70
Global Banking and Markets	528	408	188	174	6
Global Private Banking	3	(6)	1	2	(1)
Other	(22)	(31)	(8)	(5)	12

Profit before tax	575	470	143	201	96

1
In Q2 2015, a portfolio of customers was transferred from CMB to RBWM in Latin America in order to better align the combined banking needs of the customers with our established global businesses. Comparative data have been re-presented accordingly.

Appendix – selected information

Reconciliation of reported results to adjusted performance – geographical regions

	Nine months ended 30 September 2015
	Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported1	17,472	19,843	1,929	6,065	5,167	48,028	12,962	12,408
Significant items	(1,505)	(1,486)	(11)	(119)	(91)	(3,212)	(1,429)	(1,397)
– debit valuation adjustment (‘DVA’) on derivative contracts	(167)	(119)	(1)	(37)	(92)	(416)	(135)	(27)
– fair value movements on non-qualifying hedges	196	2	–	154	1	353	196	3
– gain on the partial sale of shareholding in Industrial Bank	–	(1,372)	–	–	–	(1,372)	–	(1,372)
– own credit spread	(1,532)	3	(10)	(236)	–	(1,775)	(1,488)	(1)
– releases arising from the ongoing review of compliance with the Consumer Credit Act in the UK	(2)	–	–	–	–	(2)	(2)	–

Adjusted1	15,967	18,357	1,918	5,946	5,076	44,816	11,533	11,011

Loan impairment charges and other credit risk provisions (‘LICs’)
Reported	(351)	(365)	(134)	(217)	(1,010)	(2,077)	(52)	(119)

Adjusted	(351)	(365)	(134)	(217)	(1,010)	(2,077)	(52)	(119)

Operating expenses
Reported1	(13,354)	(8,126)	(931)	(4,682)	(3,581)	(28,226)	(10,135)	(4,261)
Significant items	1,458	15	2	436	90	2,001	1,279	10
– Brazil disposal costs	–	–	–	–	54	54	–	–
– costs to achieve	89	7	1	38	30	165	82	4
– costs to establish UK ring-fenced bank	28	–	–	–	–	28	28	–
– regulatory provisions in GPB	154	–	–	–	–	154	–	–
– restructuring and other related costs	68	8	1	34	6	117	50	6
– settlements and provisions in connection with legal matters	915	–	–	364	–	1,279	915	–
– UK customer redress programmes	204	–	–	–	–	204	204	–

Adjusted1	(11,896)	(8,111)	(929)	(4,246)	(3,491)	(26,225)	(8,856)	(4,251)

Share of profit in associates and joint ventures
Reported	6	1,596	396	3	(1)	2,000	6	22

Adjusted	6	1,596	396	3	(1)	2,000	6	22

Profit before tax
Reported	3,773	12,948	1,260	1,169	575	19,725	2,781	8,050
Significant items	(47)	(1,471)	(9)	317	(1)	(1,211)	(150)	(1,387)
– revenue	(1,505)	(1,486)	(11)	(119)	(91)	(3,212)	(1,429)	(1,397)
– operating expenses	1,458	15	2	436	90	2,001	1,279	10

Adjusted	3,726	11,477	1,251	1,486	574	18,514	2,631	6,663

1	Amounts are non-additive across geographical regions due to inter-company transactions within the Group.

Reconciliation of reported results to adjusted performance – geographical regions (continued)

	Nine months ended 30 September 2014
	Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported1	16,774	17,884	1,978	6,145	6,373	46,942	11,988	10,491
Currency translation1	(1,738)	(477)	(36)	(186)	(1,373)	(3,746)	(936)	5
Significant items	914	(59)	(30)	141	(21)	945	646	(127)
– DVA on derivative contracts	194	59	4	15	6	278	165	22
– fair value movements on non-qualifying hedges	152	4	–	185	–	341	(18)	10
– gain on sale of several tranches of real estate secured accounts in the US	–	–	–	(76)	–	(76)	–	–
– gain on sale of shareholding in Bank of Shanghai	–	(428)	–	–	–	(428)	–	(428)
– impairment of our investment in Industrial Bank	–	271	–	–	–	271	–	271
– own credit spread	(12)	3	7	17	–	15	(81)	(2)
– provisions arising from the ongoing review of compliance with the Consumer Credit Act in the UK	580	–	–	–	–	580	580	–
– (gain)/loss and trading results from disposals and changes in ownership levels	–	32	(41)	–	(27)	(36)	–	–

Adjusted1	15,950	17,348	1,912	6,100	4,979	44,141	11,698	10,369

LICs
Reported	(404)	(387)	30	(356)	(1,484)	(2,601)	12	(159)
Currency translation	88	18	–	9	351	466	11	1

Adjusted	(316)	(369)	30	(347)	(1,133)	(2,135)	23	(158)

Operating expenses
Reported1	(13,624)	(7,690)	(918)	(4,918)	(4,419)	(29,357)	(10,075)	(3,948)
Currency translation1	1,213	248	10	92	975	2,474	664	(2)
Significant items	1,402	6	31	581	33	2,053	1,372	3
– charge in relation to settlement agreement with Federal Housing Finance Authority	–	–	–	550	–	550	–	–
– restructuring and other related costs	89	6	–	31	24	150	59	3
– settlements and provisions in connection with legal matters	378	–	–	–	–	378	378	–
– UK customer redress programmes	935	–	–	–	–	935	935	–
– trading results from disposals and changes in ownership levels	–	–	31	–	9	40	–	–

Adjusted1	(11,009)	(7,436)	(877)	(4,245)	(3,411)	(24,830)	(8,039)	(3,947)

Share of profit in associates and joint ventures
Reported	5	1,562	386	12	–	1,965	5	30
Currency translation	(2)	(20)	1	(1)	–	(22)	(1)	–

Adjusted	3	1,542	387	11	–	1,943	4	30

Profit before tax
Reported	2,751	11,369	1,476	883	470	16,949	1,930	6,414
Currency translation	(439)	(231)	(25)	(86)	(47)	(828)	(262)	4
Significant items	2,316	(53)	1	722	12	2,998	2,018	(124)
– revenue	914	(59)	(30)	141	(21)	945	646	(127)
– operating expenses	1,402	6	31	581	33	2,053	1,372	3

Adjusted	4,628	11,085	1,452	1,519	435	19,119	3,686	6,294

1	Amounts are non-additive across geographical regions due to inter-company transactions within the Group.

Reconciliation of reported results to adjusted performance – geographical regions (continued)

	Quarter ended 30 September 2015
	Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported1	6,003	5,778	640	1,939	1,609	15,085	4,716	3,278
Significant items	(925)	(67)	(8)	38	(79)	(1,041)	(890)	(17)
- debit valuation adjustment ('DVA') on derivative contracts	(88)	(69)	-	(15)	(79)	(251)	(68)	(13)
- fair value movements on non-qualifying hedges	173	2	-	133	-	308	152	(2)
- loss on sale of several tranches of real estate secured accounts in the US	-	-	-	17	-	17	-	-
- own credit spread	(1,020)	-	(8)	(97)	-	(1,125)	(984)	(2)
- provisions arising from the ongoing review of compliance with the Consumer Credit Act in the UK	10	-	-	-	-	10	10	-

Adjusted1	5,078	5,711	632	1,977	1,530	14,044	3,826	3,261

Loan impairment charges and other credit risk provisions ('LICs')
Reported	(63)	(119)	(103)	(64)	(289)	(638)	20	(62)

Adjusted	(63)	(119)	(103)	(64)	(289)	(638)	20	(62)

Operating expenses
Reported1	(4,376)	(2,669)	(307)	(1,395)	(1,176)	(9,039)	(3,382)	(1,405)
Significant items	326	7	1	38	84	456	312	4
- Brazil disposal costs	-	-	-	-	54	54	-	-
- costs to achieve	89	7	1	38	30	165	82	4
- costs to establish UK ring-fenced bank	28	-	-	-	-	28	28	-
- regulatory provisions in GPB	7	-	-	-	-	7	-	-
- settlements and provisions in connection with legal matters	135	-	-	-	-	135	135	-
- UK customer redress programmes	67	-	-	-	-	67	67	-

Adjusted1	(4,050)	(2,662)	(306)	(1,357)	(1,092)	(8,583)	(3,070)	(1,401)

Share of profit in associates and joint ventures
Reported	4	558	129	(1)	(1)	689	2	6

Adjusted	4	558	129	(1)	(1)	689	2	6

Profit before tax
Reported	1,568	3,548	359	479	143	6,097	1,356	1,817
Significant items	(599)	(60)	(7)	76	5	(585)	(578)	(13)
- revenue	(925)	(67)	(8)	38	(79)	(1,041)	(890)	(17)
- operating expenses	326	7	1	38	84	456	312	4

Adjusted	969	3,488	352	555	148	5,512	778	1,804

1	Amounts are non-additive across geographical regions due to inter-company transactions within the Group.

Reconciliation of reported results to adjusted performance – geographical regions (continued)

	Quarter ended 30 September 2014
	Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported1	5,901	5,777	684	2,078	2,108	15,775	4,330	3,271
Currency translation1	(526)	(222)	(14)	(79)	(591)	(1,404)	(276)	1
Significant items	165	275	(3)	(107)	–	330	3	277
– DVA on derivative contracts	115	6	1	1	–	123	108	7
– fair value movements on non-qualifying hedges	8	–	–	11	–	19	(112)	–
– gain on sale of several tranches of real estate secured accounts in the US	–	–	–	(91)	–	(91)	–	–
– impairment of our investment in Industrial Bank	–	271	–	–	–	271	–	271
– own credit spread	(171)	(2)	1	(28)	–	(200)	(206)	(1)
– provisions arising from the ongoing review of compliance with the Consumer Credit Act in the UK	213	–	–	–	–	213	213	–
– gain and trading results from disposals and changes in ownership levels	–	–	(5)	–	–	(5)	–	–

Adjusted1	5,540	5,830	667	1,892	1,517	14,701	4,057	3,549

LICs
Reported	(138)	(171)	(20)	55	(486)	(760)	(18)	(59)
Currency translation	44	9	1	3	148	205	20	1
Significant items	–	–	–	–	(2)	(2)	–	–
– trading results from disposals and changes in ownership levels	–	–	–	–	(2)	(2)	–	–

Adjusted	(94)	(162)	(19)	58	(340)	(557)	2	(58)

Operating expenses
Reported1	(5,272)	(2,681)	(304)	(2,081)	(1,526)	(11,091)	(4,080)	(1,351)
Currency translation1	426	119	3	40	437	997	249	(1)
Significant items	1,115	4	5	568	10	1,702	1,098	–
– charge in relation to settlement agreement with Federal Housing Finance Authority	–	–	–	550	–	550	–	–
– restructuring and other related costs	36	4	–	18	10	68	19	–
– settlements and provisions in connection with legal matters	378	–	–	–	–	378	378	–
– UK customer redress programmes	701	–	–	–	–	701	701	–
– trading results from disposals and changes in ownership levels	–	–	5	–	–	5	–	–

Adjusted1	(3,731)	(2,558)	(296)	(1,473)	(1,079)	(8,392)	(2,733)	(1,352)

Share of profit in associates and joint ventures
Reported	2	550	127	6	–	685	2	5
Currency translation	1	(12)	–	(2)	–	(13)	–	–

Adjusted	3	538	127	4	–	672	2	5

Profit before tax
Reported	493	3,475	487	58	96	4,609	234	1,866
Currency translation	(55)	(106)	(10)	(38)	(6)	(215)	(7)	1
Significant items	1,280	279	2	461	8	2,030	1,101	277
– revenue	165	275	(3)	(107)	–	330	3	277
– LICs	–	–	–	–	(2)	(2)	–	–
– operating expenses	1,115	4	5	568	10	1,702	1,098	–

Adjusted	1,718	3,648	479	481	98	6,424	1,328	2,144

1	Amounts are non-additive across geographical regions due to inter-company transactions within the Group.

Reconciliation of reported results to adjusted performance – global businesses

	Nine months ended 30 September 2015
	RBWM	CMB	GB&M	GPB	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue
Reported1	17,912	11,236	14,786	1,685	7,227	48,028
Significant items	152	–	(398)	(25)	(2,941)	(3,212)
– DVA on derivative contracts	–	–	(416)	–	–	(416)
– fair value movements on non-qualifying hedges	130	–	18	(1)	206	353
– gain on the partial sale of shareholding in Industrial Bank	–	–	–	–	(1,372)	(1,372)
– own credit spread	–	–	–	–	(1,775)	(1,775)
– provisions/(releases) arising from the ongoing review of compliance with the Consumer Credit Act in the UK	22	–	–	(24)	–	(2)

Adjusted1	18,064	11,236	14,388	1,660	4,286	44,816

LICs
Reported	(1,396)	(757)	90	(9)	(5)	(2,077)

Adjusted	(1,396)	(757)	90	(9)	(5)	(2,077)

Operating expenses
Reported1	(12,308)	(4,997)	(8,385)	(1,427)	(5,927)	(28,226)
Significant items	635	65	977	173	151	2,001
– Brazil disposal costs	34	6	6	–	8	54
– costs to achieve	56	13	20	1	75	165
– costs to establish UK ring-fenced bank	–	–	–	–	28	28
– regulatory provisions in GPB	–	–	–	154	–	154
– restructuring and other related costs	32	5	22	18	40	117
– settlements and provisions in connection with legal matters	350	–	929	–	–	1,279
– UK customer redress programmes	163	41	–	–	–	204

Adjusted1	(11,673)	(4,932)	(7,408)	(1,254)	(5,776)	(26,225)

Share of profit in associates and joint ventures
Reported	314	1,267	404	12	3	2,000

Adjusted	314	1,267	404	12	3	2,000

Profit before tax
Reported	4,522	6,749	6,895	261	1,298	19,725
Significant items	787	65	579	148	(2,790)	(1,211)
– revenue	152	–	(398)	(25)	(2,941)	(3,212)
– operating expenses	635	65	977	173	151	2,001

Adjusted	5,309	6,814	7,474	409	(1,492)	18,514

1	Amounts are non-additive across global businesses due to inter-company transactions within the Group.

Reconciliation of reported results to adjusted performance – global businesses (continued)

	Nine months ended 30 September 2014
	RBWM	CMB	GB&M	GPB	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue
Reported1	19,134	11,884	14,470	1,820	4,170	46,942
Currency translation1	(1,705)	(963)	(1,076)	(109)	(93)	(3,746)
Significant items	743	(12)	274	20	(80)	945
– DVA on derivative contracts	–	–	278	–	–	278
– fair value movements on non-qualifying hedges	302	(1)	11	–	29	341
– gain on sale of several tranches of real estate secured accounts in the US	(76)	–	–	–	–	(76)
– gain on sale of shareholding in Bank of Shanghai	–	–	–	–	(428)	(428)
– impairment of our investment in Industrial Bank	–	–	–	–	271	271
– own credit spread	–	–	–	–	15	15
– provisions arising from the ongoing review of compliance with the Consumer Credit Act in the UK	544	16	–	20	–	580
– (gain)/loss and trading results from disposals and changes in ownership levels	(27)	(27)	(15)	–	33	(36)

Adjusted1	18,172	10,909	13,668	1,731	3,997	44,141

LICs
Reported	(1,568)	(874)	(185)	25	1	(2,601)
Currency translation	261	121	81	1	2	466
Significant items	2	(2)	–	–	–	–
– trading results from disposals and changes in ownership levels	2	(2)	–	–	–	–

Adjusted	(1,305)	(755)	(104)	26	3	(2,135)

Operating expenses
Reported1	(13,583)	(5,146)	(8,687)	(1,304)	(5,173)	(29,357)
Currency translation1	1,397	474	598	81	124	2,474
Significant items	877	83	1,002	8	83	2,053
– charge in relation to settlement agreement with Federal Housing Finance Authority	17	–	533	–	–	550
– restructuring and other related costs	29	10	20	8	83	150
– settlements and provisions in connection with legal matters	–	–	378	–	–	378
– UK customer redress programmes	810	59	66	–	–	935
– trading results from disposals and changes in ownership levels	21	14	5	–	–	40

Adjusted1	(11,309)	(4,589)	(7,087)	(1,215)	(4,966)	(24,830)

Share of profit in associates and joint ventures
Reported	322	1,245	376	13	9	1,965
Currency translation	(2)	(14)	(4)	2	(4)	(22)

Adjusted	320	1,231	372	15	5	1,943

Profit before tax
Reported	4,305	7,109	5,974	554	(993)	16,949
Currency translation	(49)	(382)	(401)	(25)	29	(828)
Significant items	1,622	69	1,276	28	3	2,998
– revenue	743	(12)	274	20	(80)	945
– LICs	2	(2)	–	–	–	–
– operating expenses	877	83	1,002	8	83	2,053

Adjusted	5,878	6,796	6,849	557	(961)	19,119

1	Amounts are non-additive across global businesses due to inter-company transactions within the Group.

Reconciliation of reported results to adjusted performance – global businesses (continued)

	Quarter ended 30 September 2015
	RBWM	CMB	GB&M	GPB	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue
Reported1	5,470	3,702	4,525	508	2,540	15,085
Significant items	175	–	(255)	(1)	(960)	(1,041)
– DVA on derivative contracts	–	–	(251)	–	–	(251)
– fair value movements on non-qualifying hedges	148	–	(4)	(1)	165	308
– loss on sale of several tranches of real estate secured accounts in the US	17	–	–	–	–	17
– own credit spread	–	–	–	–	(1,125)	(1,125)
– provisions arising from the ongoing review of compliance with the Consumer Credit Act in the UK	10	–	–	–	–	10

Adjusted1	5,645	3,702	4,270	507	1,580	14,044

LICs
Reported	(462)	(246)	79	(4)	(5)	(638)

Adjusted	(462)	(246)	79	(4)	(5)	(638)

Operating expenses
Reported1	(3,954)	(1,676)	(2,595)	(426)	(2,048)	(9,039)
Significant items	163	13	161	8	111	456
– Brazil disposal costs	34	6	6	–	8	54
– costs to achieve	56	13	20	1	75	165
– costs to establish UK ring-fenced bank	–	–	–	–	28	28
– regulatory provisions in GPB	–	–	–	7	–	7
– settlements and provisions in connection with legal matters	–	–	135	–	–	135
– UK customer redress programmes	73	(6)	–	–	–	67

Adjusted1	(3,791)	(1,663)	(2,434)	(418)	(1,937)	(8,583)

Share of profit in associates and joint ventures
Reported	106	446	132	3	2	689

Adjusted	106	446	132	3	2	689

Profit before tax
Reported	1,160	2,226	2,141	81	489	6,097
Significant items	338	13	(94)	7	(849)	(585)
– revenue	175	–	(255)	(1)	(960)	(1,041)
– operating expenses	163	13	161	8	111	456

Adjusted	1,498	2,239	2,047	88	(360)	5,512

1	Amounts are non-additive across global businesses due to inter-company transactions within the Group.

Reconciliation of reported results to adjusted performance – global businesses (continued)

	Quarter ended 30 September 2014
	RBWM	CMB	GB&M	GPB	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue
Reported1	6,518	4,061	4,679	590	1,513	15,775
Currency translation1	(669)	(365)	(379)	(35)	(42)	(1,404)
Significant items	167	(2)	183	20	(38)	330
– DVA on derivative contracts	–	–	123	–	–	123
– fair value movements on non-qualifying hedges	68	(1)	61	–	(109)	19
– gain on sale of several tranches of real estate secured accounts in the US	(91)	–	–	–	–	(91)
– impairment of our investment in Industrial Bank	–	–	–	–	271	271
– own credit spread	–	–	–	–	(200)	(200)
– provisions arising from the ongoing review of compliance with the Consumer Credit Act in the UK	191	2	–	20	–	213
– gain and trading results from disposals and changes in ownership levels	(1)	(3)	(1)	–	–	(5)

Adjusted1	6,016	3,694	4,483	575	1,433	14,701

LICs
Reported	(269)	(386)	(136)	31	–	(760)
Currency translation	78	56	71	(1)	1	205
Significant items	(1)	(1)	–	–	–	(2)
– trading results from disposals and changes in ownership levels	(1)	(1)	–	–	–	(2)

Adjusted	(192)	(331)	(65)	30	1	(557)

Operating expenses
Reported1	(5,053)	(1,819)	(3,729)	(436)	(1,640)	(11,091)
Currency translation1	584	183	237	28	51	997
Significant items	642	45	969	6	40	1,702
– charge in relation to settlement agreement with Federal Housing Finance Authority	17	–	533	–	–	550
– restructuring and other related costs	7	4	11	6	40	68
– settlements and provisions in connection with legal matters	–	–	378	–	–	378
– UK customer redress programmes	616	39	46	–	–	701
– trading results from disposals and changes in ownership levels	2	2	1	–	–	5

Adjusted1	(3,827)	(1,591)	(2,523)	(402)	(1,549)	(8,392)

Share of profit in associates and joint ventures
Reported	107	439	127	5	7	685
Currency translation	(1)	(8)	(2)	–	(2)	(13)

Adjusted	106	431	125	5	5	672

Profit before tax
Reported	1,303	2,295	941	190	(120)	4,609
Currency translation	(8)	(134)	(73)	(8)	8	(215)
Significant items	808	42	1,152	26	2	2,030
– revenue	167	(2)	183	20	(38)	330
– LICs	(1)	(1)	–	–	–	(2)
– operating expenses	642	45	969	6	40	1,702

Adjusted	2,103	2,203	2,020	208	(110)	6,424

1	Amounts are non-additive across global businesses due to inter-company transactions within the Group.

Gross loans and advances by industry sector and by geographical region

	Europe	Asia	MENA	NorthAmerica	LatinAmerica	Total	As a % of total gross
	$m	$m	$m	$m	$m	$m	loans
At 30 September 2015
Personal	172,466	130,277	6,740	59,242	5,986	374,711	35.4
– first lien residential mortgages	126,891	94,957	2,650	50,804	1,943	277,245	26.2
– other personal	45,575	35,320	4,090	8,438	4,043	97,466	9.2

Wholesale
Corporate and commercial	196,720	216,793	22,285	61,947	11,675	509,420	48.3
– manufacturing	41,910	34,790	2,411	17,184	2,697	98,992	9.4
– international trade and services	62,639	74,949	10,013	12,585	3,353	163,539	15.5
– commercial real estate	28,163	32,835	709	7,296	1,354	70,357	6.7
– other property-related	8,648	37,096	1,754	9,778	54	57,330	5.4
– government	2,692	1,114	1,573	161	822	6,362	0.6
– other commercial	52,668	36,009	5,825	14,943	3,395	112,840	10.7

Financial	26,925	13,647	2,634	8,433	654	52,293	5.0

Banks	28,135	70,923	9,408	7,778	3,543	119,787	11.3

Total gross loans and advances	424,246	431,640	41,067	137,400	21,858	1,056,211	100.0

Percentage of total	40.2%	40.9%	3.9%	12.9%	2.1%	100.0%

At 30 June 2015
Personal	177,311	132,375	6,648	62,990	5,976	385,300	35.9
– first lien residential mortgages	130,909	95,176	2,642	53,995	2,031	284,753	26.5
– other personal	46,402	37,199	4,006	8,995	3,945	100,547	9.4

Wholesale
Corporate and commercial	200,188	225,249	22,833	63,524	12,413	524,207	48.9
– manufacturing	43,465	35,599	2,570	17,392	3,072	102,098	9.5
– international trade and services	65,459	76,683	10,109	13,720	3,508	169,479	15.8
– commercial real estate	26,925	34,249	721	7,444	1,418	70,757	6.6
– other property-related	8,209	39,518	1,691	9,652	39	59,109	5.5
– government	2,260	1,117	1,552	164	947	6,040	0.6
– other commercial	53,870	38,083	6,190	15,152	3,429	116,724	10.9

Financial	27,163	15,413	2,896	8,055	691	54,218	5.0

Banks	23,460	66,286	9,014	7,372	3,311	109,443	10.2

Total gross loans and advances	428,122	439,323	41,391	141,941	22,391	1,073,168	100.0
Percentage of total	39.9%	40.9%	3.9%	13.2%	2.1%	100.0%

At 31 December 2014
Personal	178,531	129,515	6,571	65,400	13,537	393,554	35.8
– first lien residential mortgages	131,000	93,147	2,647	55,577	4,153	286,524	26.1
– other personal	47,531	36,368	3,924	9,823	9,384	107,030	9.7

Wholesale
Corporate and commercial	212,523	220,799	20,588	57,993	30,722	542,625	49.4
– manufacturing	39,456	37,767	2,413	15,299	12,051	106,986	9.7
– international trade and services	76,629	72,814	9,675	13,484	8,189	180,791	16.4
– commercial real estate	28,187	35,678	579	6,558	2,291	73,293	6.7
– other property-related	7,126	34,379	1,667	8,934	281	52,387	4.8
– government	2,264	1,195	1,552	164	968	6,143	0.6
– other commercial	58,861	38,966	4,702	13,554	6,942	123,025	11.2

Financial	23,103	13,997	3,291	9,034	1,393	50,818	4.6

Banks	21,978	62,960	10,495	7,405	9,360	112,198	10.2

Total gross loans and advances	436,135	427,271	40,945	139,832	55,012	1,099,195	100.0

Percentage of total	39.7%	38.9%	3.7%	12.7%	5.0%	100.0%

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                      By:

                                                                                      Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                   Date: 02 November 2015